


02035283

SafeGuard®

2001 ANNUAL REPORT

Giving you something to SMILE about

For over 25 years, SafeGuard has been a leader in the dental benefits industry. As the largest publicly traded dental benefits company in the United States, SafeGuard continues to thrive by providing a variety of innovative dental plan designs, including HMO, PPO/Indemnity, Defined Benefit, and ASO (Administrative Services Only) plan designs. SafeGuard offers dental benefit plans for groups of all sizes, as well as individuals. In addition, SafeGuard provides group vision benefit plans.

SafeGuard is focused on providing outstanding dental and vision benefit plans with excellent service to clients, members, dentists, consultants and brokers. By anticipating trends and adapting to the client's needs, SafeGuard delivers superior products, excellent service and achieves a high degree of member satisfaction.

SafeGuard targets California, Florida and Texas as its primary markets and has offices in Southern and Northern California, Dallas and Houston, Texas, and Central and South Florida. SafeGuard's local market presence allows its sales, account management and provider relations teams to tailor its products and services to meet the unique needs of each market. With more than a quarter of the nation's population located in SafeGuard's primary markets, the Company is positioned well for future growth.

"I've always felt that a company can be assessed by the quality of the people who work for it...

I think SafeGuard is an excellent company..."

Julie Croom

Financial Highlights

Years Ended December 31,	2001	2000
Statement of Operations Data *(in thousands, except per share amounts):*		
Premium revenue, net	**$ 84,822**	$ 97,251
Operating income (loss)	**739**	(2,970)
Income (loss) before discontinued operations and extraordinary item	**1,295**	(6,452)
Loss from discontinued operations	**–**	(2,500)
Extraordinary gain on conversion of debt to convertible perferred stock	**11,251**	–
Net income (loss)	**12,546**	(8,952)
EBITDA	**2,577**	(203)
Net income (loss) per share - diluted	**0.38**	(1.89)
Weighted average shares outstanding - diluted	**33,009**	4,747

As of December 31,	2001	2000
Balance Sheet Data *(in thousands):*		
Cash and short-term investments	**$ 15,453**	$ 16,702
Total current assets	**19,195**	21,268
Total assets	**29,325**	33,095
Debt and accrued interest that was converted to equity in 2001	**–**	52,535
Other current liabilities	**14,988**	19,645
Long-term liabilities	**971**	1,344
Stockholders' equity (deficit)	**13,366**	(40,429)

EBITDA
(in thousands)


$ (960)
$ 543
$ 47
$ 615
$ 300
$ 685
$ 410
$ 734
2000 2001
1Q
2000 2001
2Q
2000 2001
3Q
2000 2001
4Q

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to report that 2001 was a year of improvement and solid progress. Initiatives put in place in 2000 and 2001 to control costs and improve customer service have been successful. We have returned the Company to profitability, but even more importantly, we have re-built SafeGuard on a solid foundation. And, as pleased as we are about 2001, we have reason to be excited about our future as we move the Company back into a growth mode.

Recapitalization

Early in 2001, the Company completed a major recapitalization, converting approximately $53 million of debt and accrued interest into convertible preferred stock that has no dividend. This transaction created a strong balance sheet and eliminated substantially all interest expense. As a result, SafeGuard's capital structure changed to reflect the new ownership comprised of: John Hancock Financial Services, Inc. (NYSE:JHF), approximately 40%; CAI Partners, an investment partnership with significant experience in the healthcare industry, approximately 24%; Jack R. Anderson, a well-known healthcare investor, approximately 8%; management and employees, including all authorized stock options, approximately 9%; and other shareholders, approximately 19% of the 37.8 million shares outstanding, including all authorized stock options.

The recapitalization was a milestone in the history of the Company because it restored financial strength and positioned us to execute future growth plans. Together with our operating improvements, the recapitalization removed the most immediate threat to the Company - financial collapse.

Financial Results

We made substantial improvement in our operating income, EBITDA and net income in 2001 when compared to the 2000 results. The year-to-year membership and revenue declines occurred primarily in early 2001, and both were nearly flat during the second half of the year. Downsizing by many of our customers has made membership and revenue stability difficult to maintain. We hope that by the latter part of 2002 we will begin to see the market return to more normal conditions. Questions about the Company's financial stability, and the service issues that existed in 2000, adversely impacted early 2001 sales and renewals and still linger. The recapitalization, which resulted in a debt-free balance sheet, was completed in the first quarter of 2001, and made us a financially strong managed dental benefits company. The service issues have been addressed and corrected and the Company's reputation for service is steadily improving. Additionally, the Company eliminated a significant amount of marginal business through rate increases, which were either accepted by the client or the client did not renew. This process, while reducing membership and revenue, actually improved our overall financial performance.

Progress in 2001

Clearly, we came a long way in 2001. Some highlights from our 2001 accomplishments are:

- Attained profitability
- Created a new culture of fiscal discipline
- Achieved a debt-free financial structure
- Accomplished substantial service improvements
- Restructured and streamlined operations
- Strengthened the Company with new leadership
- Improved existing products and added new services
- Divested part of non-core dental HMO operations
- Established a long-term information services strategy and plan

Our performance in 2001 is a reflection of the dedication and incredibly hard work of all of our employees. They are SafeGuard's most important resource. I am grateful to them for their outstanding contributions.

Of course, we will never be satisfied. And there is much left to be accomplished with respect to resuming growth in membership and revenue. Rest assured, we intend to fulfill our obligations to our customers, brokers, consultants, providers, members, and shareholders. Our past is behind us, the foundation is in place, and we have an exciting future.

Service Improvements

Candidly, when we lacked financial resources and the Company was in a state of flux, service to our customers and providers suffered. As we achieved financial stability, we made service improvements the subject of intense management focus. More importantly, we asked our customers for feedback about our service. The result – better service, and therefore, more satisfied customers.

In addition to a strong financial base, we are now focused on service enhancements for our customers and providers. We improved our web site to provide online enrollment capability for individual dental plans in Southern California, Florida and Texas. We plan to add this capability for individual vision benefit plans in the near future. The new individual plan portion of our web site contains many user-friendly features, including the option of paying by credit card, check or bank draft. In addition, selecting a network provider is now easier due to a feature that provides a list of participating dentists located in close proximity to the zip code of the individual. We continue to expand the number of zip codes where individual dental benefit plans may be purchased. With the increasing number of individuals using the Internet, we realized we could add value by enabling individuals to research the various plan options available to them and enroll online.

We are continuing to evaluate and implement technology solutions that will enhance customer and provider service and improve our operating efficiency. We have implemented on-line enrollment for select customers and are working toward additional technology-based solutions to improve how we interact with providers, clients, brokers and members.

Enhanced Products

Throughout the year, we expanded the Company's existing product lines to address competitive issues. We are pleased to have introduced several new product offerings such as defined benefit plans and PPO products with higher benefit levels for in-network services. Other new products developed in 2001 included new dental HMO plans for individuals. Several variations of our individual plans were designed to target specific audiences, such as senior citizens and families.

In addition, we revamped our vision product portfolio. A thorough reengineering of this product line resulted in the introduction of a new series of vision plans with enhanced benefits and more competitive pricing. The new simplified plans include a discount benefit for LASIK surgery and a plan that covers only frames and lenses for use where the member's medical plan includes vision examination benefits.

Development activities are ongoing at SafeGuard, and we are already working on additional new products to be introduced in 2002 as we expand our marketing and sales efforts to incorporate the full spectrum of individuals, small groups, mid-size groups, large groups and wholesale through resellers.

Focus on Target Markets

Near the end of the year, we sold our Arizona, Missouri and Kansas dental HMO businesses. We reported no significant gain or loss in connection with any of these transactions. Our goal is to strengthen the Company by evaluating every aspect of our operations, focusing on our core business, and divesting dental HMO operations not located within our three target markets of California, Florida and Texas. As a part of the transactions, the buyers agreed to serve dental HMO members located in Arizona, Missouri and Kansas that are part of SafeGuard groups located primarily in our target markets. SafeGuard will continue to market and administer dental PPO, indemnity and vision products in Arizona, Missouri and Kansas.

Strengthening the Company with Additional Leadership

Stephen J. Baker joined the Company in 2001 as Executive Vice President and Chief Operating Officer. Prior to joining our company, Steve was Vice President, Chief Operating Officer and Chief Information Officer for a health and disability management company. He has an extensive and impressive background in healthcare information services and consulting, in addition to his operating experience. Steve holds both undergraduate and Master of Arts degrees in economics from Cambridge University, England. Robin Muck joined SafeGuard as Vice President responsible for the California market. Robin has 17 years experience in healthcare insurance and managed care. She holds a degree in marketing and is responsible for sales, account management and provider relations in the California market.

We are fortunate to have individuals with these capabilities as a part of our management team. We continue to build a solid group of talented and experienced individuals who will lead our return to revenue growth through sales of existing products, the introduction and sales of new products, and prudent and strategic acquisitions.

Opportunity

We have recapitalized the Company and fixed the service issues. We have strengthened the management team. The major pieces are now in place. We have the fiscal discipline, a strong balance sheet, energized and knowledgeable management, an active and engaged board of directors, a commitment to continued service enhancements, and the competitive products necessary to lead our industry. With this solid foundation, we must now turn our attention to increasing sales and making selective, complementary acquisitions.

Future

We are excited about our future as a major force in providing dental and vision benefits. Our employees have worked tirelessly to return this Company to the preeminence it deserves. I appreciate the loyal support of our customers, brokers, consultants and providers, who are critical to our success. I also want to express my appreciation to our shareholders, whose support for management and its business strategy have made this return to profitability possible. We could not have done it without the support of each of these constituencies. We have come a long way, but we have only laid the foundation thus far; now we must build on that foundation through profitable growth. Thank you for your ongoing support, belief in our goals and confidence in our ability to achieve them.

Sincerely,



James E. Buncher
President and Chief Executive Officer


Something
to SMILE
about...

...Products

Dental HMO

SafeGuard's Dental HMO plan designs offer comprehensive coverage and are designed to maximize savings for members without compromising quality of care. A variety of plan designs are available for both groups and individuals. In addition to providing an excellent selection of dentists from which members may choose, SafeGuard's standard HMO plan designs cover a comprehensive array of dental procedures, many of which are not covered by other dental plans.

Dental PPO (Preferred Provider Organization) and Indemnity Plans

SafeGuard's Dental PPO plan designs achieve a balance between cost savings and freedom of choice. Members who choose a SafeGuard PPO network dentist will have lower out-of-pocket costs than those who choose non-network dentists. And, members still have excellent coverage when selecting a non-network dentist.

Defined Benefit Dental Plans

SafeGuard offers the option of a Defined Benefit plan design. This option avoids the limitations of a network-based plan design and has a monthly premium that is significantly less than a typical PPO/Indemnity plan design. A Defined Benefit plan design reimburses members a fixed amount for each dental procedure performed, regardless of which dentist performs the procedure.

Multi-Option and Custom Programs

Since SafeGuard owns and operates dental HMO companies and a dental insurance company, it is able to combine two or more different plan designs to build a benefit program that meets each client's specific needs. This is especially helpful when a group has operations in different geographic areas that require different coverage. Additionally, SafeGuard provides custom plan designs to meet the unique needs of its larger clients.

Administrative Services Only (ASO)

For groups that choose to self-insure their plans, SafeGuard offers comprehensive ASO support. SafeGuard's ASO program includes access to the Company's extensive Preferred Provider networks, claims processing, client and member support, banking services, financial and utilization reports, consultation on plan designs and stop loss insurance.

Vision

The SafeGuard vision plans provide coverage for exams, frames and lenses, contact lenses and bifocals. LASIK surgery discounts are also available as part of the plans offered. Vision plan subscribers can choose any vision care provider, and they receive a higher benefit level if they utilize in-network providers.

...Networks

The foundation of SafeGuard's dental benefit plans is its network of dentists. SafeGuard has contracted with an extensive network of General Dentists and Specialists to serve its members' dental care needs.

"We have been a proud dental provider for SafeGuard for the past 24 years. During all that time, SafeGuard has proved itself to be a fair and competent partner in providing the best possible dental care to our mutual patients."

Gregory Robins, D.D.S.
SafeGuard Provider

All contracted dentists are credentialed by SafeGuard to assure that they provide professional dental care services to members. SafeGuard maintains a thorough re-credentialing program to ensure that participating dentists comply with SafeGuard's quality assurance standards and maintain their good standing with regulatory agencies.

SafeGuard works diligently to support its network of dentists. The Company values its relationships with participating dentists, with the keen understanding that they are the "point of service" to all SafeGuard members.

...Innovation

Working with clients, consultants, brokers, and dentists, SafeGuard anticipates marketplace needs and develops new value-added benefits that will be important to plan members in the coming years.

In July of 2001, SafeGuard unveiled its new Defined Benefit plans, which have become some of the most-quoted plans in the SafeGuard portfolio. Members are looking for more benefit flexibility and employers continue to be price conscious in today's economy. The Defined Benefit plans meet both needs.

SafeGuard's new series of dental PPO plans, which include high incentives to use network providers, was also released in mid-2001. In addition to reducing out-of-pocket costs of members, these plans lower claims costs, resulting in reduced premium rates.

SafeGuard's vision plans now include a special "Hardware Only" option that can supplement an employer's medical plan. Many medical plans cover eye examinations, but do not include coverage for glasses (the "hardware"). SafeGuard's "Hardware Only" plan gives members the opportunity to save with an "in-network discount" on frames and lenses.

...Focus

SafeGuard was built on long-term relationships with large organizations. In recent years, SafeGuard primarily focused on selling benefit programs to mid-sized employers. In 2001, the Company broadened its focus by identifying distinct strategies to target large, mid-sized and small employers, as well as individuals.

Strategy highlights include product customization for large employers, continued focus on the mid-sized market, dedicated teams to sell and service an array of plans to small employers, and products designed specifically to target individuals, families and senior citizens.

As a service organization, SafeGuard understands that its products must include the flexibility to address each client's set of circumstances. SafeGuard takes the time to understand its clients' needs by staying in constant communication and continuously raising its service standards. If it makes a difference to clients, then it's important to SafeGuard...and that is the foundation of a true "business partnership."

SafeGuard's business partners include:

- Fortune 500 Companies
- Municipal, County and State Governments
- School Districts
- Utility Companies
- Health Care Organizations
- Unions
- Casinos
- Manufacturing Companies
- Aerospace Companies

...Service

SafeGuard's National Service Center in Aliso Viejo, California, supports clients, members, dentists, consultants and brokers. The Company's ongoing commitment to excellent service is evident in the development of dedicated service units for each of these groups.

"Let me thank you for your efficiency, friendliness and professionalism. Your qualities rekindled my belief that not all organizations are "manned" by bureaucratic robots.

You deserve recognition and all that goes with it!"

Tony Flores
SafeGuard Member

Member Services includes a knowledgeable group of representatives who can answer questions regarding SafeGuard plan benefits and eligibility, or help members change dentists or update information. Virtually any question relating to "How does my plan work?" can be resolved with one toll-free call.

Client & Broker Services is an experienced team dedicated to assisting clients and brokers and to handling all inquiries and requests in a timely and professional manner. In addition to the Company's Client & Broker Service representatives, SafeGuard's *Billing & Eligibility* staff can be contacted directly to resolve or update any type of administrative, eligibility, billing or payment related issue. SafeGuard believes that its clients' needs are best served by allowing direct access to staff in each department, as well as to the *Account Manager* who is responsible for the overall relationship with each client.

"It's nice to hear a friendly voice on the other end of the phone...
it's even nicer when they take care of your needs...
Thank you SafeGuard!"

Shirley Griffin
Austin Industrial
SafeGuard Client Since 1994

Provider Services is a dedicated team located in the Company's National Service Center that provides a variety of services to the dentists in the Company's networks. This team is complemented by a *Provider Relations* team located in each market in which the Company operates, which is focused on continuing to build the Company's provider networks. SafeGuard's Provider Networks are the foundation of its benefit plans, and the Company's commitment to enriching its relationship with the dental community is vital.

...Technology

SafeGuard is implementing a long-term plan that utilizes technology to access information online at *www.safeguard.net*, or through an automated telephone service. Information is instantly available for anyone interested in purchasing a dental plan. Clients or dentists have the ability to verify employee eligibility, while members can find answers to their benefit related questions. Online enrollment helps save time for SafeGuard's clients and members.

By continuing to develop and utilize online partnerships, SafeGuard is able to create improvements in its service level by making information accessible on the Internet. Clients, members, providers, consultants and brokers can obtain valuable information and services online 24 hours a day, 7 days a week.

Of course, SafeGuard realizes that its web site and online partners will never replace the "human touch" that can only come from the Company's service teams. The primary objective is to handle the majority of routine requests in the most efficient manner, which will allow SafeGuard's staff to spend the quality time it takes to better service its clients.

Selected Financial Data

The selected financial data in the following table was derived from the audited consolidated financial statements of the Company. This data should be read in conjunction with such consolidated financial statements and notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(in thousands, except per share data):	Years Ended December 31, 2001	2000	1999	1998	1997
Statement of Operations Data:					
Premium revenue, net	**$ 84,822**	$ 97,251	$ 96,225	$ 97,449	$ 95,350
Health care services expense	**58,692**	68,568	69,528	66,020	65,702
Selling, general and administrative expense	**25,391**	31,203	35,072	36,259	25,103
Loss on impairment of assets (1)	**–**	450	24,576	2,397	–
Operating income (loss)	**739**	(2,970)	(32,951)	(7,227)	4,545
Investment and other income	**1,060**	1,431	2,067	624	1,316
Interest expense	**(504)**	(4,913)	(5,855)	(4,311)	(2,871)
Income (loss) before income taxes, discontinued operations and extraordinary item	**1,295**	(6,452)	(36,739)	(10,914)	2,990
Income tax expense (benefit) (2)	**–**	–	10,934	(3,406)	1,371
Income (loss) before discontinued operations and extraordinary item	**1,295**	(6,452)	(47,673)	(7,508)	1,619
Discontinued operations:					
Loss from assets transferred under contractual arrangements (3)	**–**	(2,500)	(4,363)	–	–
Loss from operations to be disposed of (4)	**–**	–	–	(2,430)	(7,408)
Gain on sale of general dental practices	**–**	–	–	–	296
Extraordinary item: Conversion of debt to convertible preferred stock (5)	**11,251**	–	–	–	–
Net income (loss)	**$ 12,546**	$ (8,952)	$ (52,036)	$ (9,938)	$ (5,493)
Basic net income (loss) per share:					
Income (loss) before discontinued operations and extraordinary item	**$ 0.04**	$ (1.36)	$ (10.04)	$ (1.58)	$ 0.34
Loss from discontinued operations	**–**	(0.53)	(0.92)	(0.51)	(1.50)
Extraordinary item	**0.35**	–	–	–	–
Net income (loss) per basic share	**$ 0.39**	$ (1.89)	$ (10.96)	$ (2.09)	$ (1.16)
Weighted average basic shares outstanding (6)	**32,253**	4,747	4,747	4,747	4,723
Diluted net income (loss) per share:					
Income (loss) before discontinued operations and extraordinary item	**$ 0.04**	$ (1.36)	$ (10.04)	$ (1.58)	$ 0.33
Loss from discontinued operations	**–**	(0.53)	(0.92)	(0.51)	(1.45)
Extraordinary item	**0.34**	–	–	–	–
Net income (loss) per diluted share	**$ 0.38**	$ (1.89)	$ (10.96)	$ (2.09)	$ (1.12)
Weighted average diluted shares outstanding	**33,009**	4,747	4,747	4,747	4,899
Balance Sheet Data, as of December 31:					
Cash and short-term investments	**$ 15,453**	$ 16,702	$ 6,281	$ 4,935	$ 12,906
Current assets	**19,195**	21,268	10,380	13,411	25,800
Total assets	**29,325**	33,095	28,577	78,749	84,085
Current liabilities (5)	**14,988**	72,180	18,129	25,314	20,193
Long-term debt	**–**	265	39,545	32,500	33,894
Stockholders' equity (deficit)	**13,366**	(40,429)	(31,614)	19,766	29,615

(1) Represents reductions in the carrying value of notes receivable in 2000, intangible assets in 1999, and notes receivable and real estate in 1998, to their estimated realizable values. See Note 5 to the accompanying consolidated financial statements.

(2) The 1999 amount primarily represents a charge to establish a valuation allowance against net deferred tax assets. See Note 9 to the accompanying consolidated financial statements.

(3) Represents reductions in the carrying value of the net assets related to the dental practices sold to the Purchaser to their estimated realizable value. See Note 5 to the accompanying consolidated financial statements.

(4) Represents operating losses related to discontinued operations prior to the date they were sold, and subsequent expenses related to those operations. See Note 2 to the accompanying consolidated financial statements.

(5) Effective January 31, 2001, the Company completed the conversion of $47.5 million of debt and $5.3 million of accrued interest (which includes $321,000 of interest incurred in January 2001) into 300,000 shares of convertible preferred stock, resulting in an extraordinary gain of $11.3 million, net of transaction expenses.

(6) Includes the common share equivalents of the convertible preferred stock, because the Company believes the convertible preferred stock is essentially equivalent to common stock, based on all the rights and preferences of both types of stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. The Company desires to take advantage of these safe harbor provisions. The information in the "Risk Factors" section of Item 1 of this Form 10-K should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

The statements contained in this MD&A concerning expected growth, the outcome of business strategies, future operating results and financial position, economic and market events and trends, future premium revenue, future health care expenses, the Company's ability to control health care, selling, general and administrative expenses, and all other statements that are not historical facts, are forward-looking statements. Words such as expects, projects, anticipates, intends, plans, believes, seeks or estimates, or variations of such words and similar expressions, are also intended to identify forward-looking statements. These forward-looking statements are subject to significant risks, uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those projected in the forward-looking statements, which statements involve risks and uncertainties.

All of the risks set forth in the "Risk Factors" section of this Form 10-K could negatively impact the earnings of the Company in the future. The Company's expectations for the future are based on current information and its evaluation of external influences. Changes in any one factor could materially impact the Company's expectations related to revenue, premium rates, benefit plans offered, membership enrollment, the amount of health care expenses incurred, and profitability, and therefore, affect the forward-looking statements which may be included in this report. In addition, past financial performance is not necessarily a reliable indicator of future performance. An investor should not use historical performance alone to anticipate future results or future period trends for the Company.

Significant Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Application of those accounting principles includes the use of estimates and assumptions that have been made by the management, and which the Company believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses in the accompanying consolidated financial statements. The Company believes the most significant accounting policies used to prepare the accompanying consolidated financial statements are the following:

Investments

The Company has classified all of its investments as "available-for-sale." Accordingly, investments are carried at fair value, based on quoted market prices, and unrealized gains and losses, net of applicable income taxes, are reported in a separate caption of stockholders' equity. In the event there was an unrealized loss on an investment that the Company believed to be a permanent loss, the loss would be reported in the statement of operations, instead of in a separate caption of stockholders' equity. As of December 31, 2001, there were no unrealized losses that the Company believed to be permanent losses.

Accounts Receivable

Accounts receivable represent uncollected premiums related to coverage periods prior to the balance sheet date, and are stated at the estimated collectible amounts, net of an allowance for bad debts. The Company continuously monitors the timing and amount of its premium collections, and maintains a reserve for estimated bad debt losses. The amount of the reserve is based primarily on the Company's historical experience and any customer-specific collection issues that are identified. The Company believes its reserve for bad debt losses is adequate as of December 31, 2001. However, there can be no assurance that future bad debt losses will not exceed the currently estimated bad debt losses or those experienced by the Company in the past.

Notes Receivable

Notes receivable are stated at the estimated collectible amounts, net of an allowance for bad debts. The Company continuously monitors its collection of payments on the notes receivable, and maintains a reserve for estimated bad debt losses. The amount of the reserve is based primarily on the Company's historical experience in collecting similar notes receivable that are no longer outstanding, and any available information about the financial condition of the note issuers, although the Company has access to very little such information. The Company believes its reserve for bad debt losses is adequate as of December 31, 2001. However, there can be no assurance that the Company will realize the carrying amount of its notes receivable.

Intangible Assets

Intangible assets at December 31, 2001 consist entirely of goodwill related to the acquisition of a Texas-based dental HMO company in 1996. This goodwill represents the excess of the purchase price of the acquired company over the fair value of the net assets acquired. The Company estimates that this goodwill has a useful life of 40 years from the date of acquisition of the related entity, and amortized the goodwill over that period during the three years ended December 31, 2001. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company's goodwill will not be amortized after December 31, 2001, but will be evaluated for possible impairment on an ongoing basis. See Note 5 to the accompanying consolidated financial statements for the Company's policy for assessing recoverability of goodwill and a discussion of a charge to earnings during 1999 for impairment of goodwill.

Liabilities Related to Sale of Dental Offices

The Company completed the sale of its interest in certain dental and orthodontic practices in October 2000, as described in Note 2 to the accompanying consolidated financial statements. In connection with this transaction, the Company agreed to pay certain obligations related to these practices. These obligations consisted primarily of payroll, dental office lease obligations, patient refunds, and the obligation to complete the orthodontic treatments for dental HMO patients who previously paid for the treatments in full. These obligations had to be paid in order to complete the transaction, were obligations of the Company as the member's dental HMO plan, or were obligations for which the Company could have been contingently liable in any event. As of December 31, 2001, the Company has satisfied a substantial portion of the obligations described above. However, the ultimate cost of the obligations assumed by the Company are subject to various uncertainties, and are reflected on the accompanying consolidated balance sheet based on the Company's best estimates.

Claims Payable and Claims Incurred But Not Reported

The estimated liability for claims payable and claims incurred but not reported is based primarily on the average historical lag time between the date of service and the date the related claim is paid by the Company, as well as the recent trend in the aggregate amount of incurred claims per covered individual. Since the liability for claims payable and claims incurred but not reported is necessarily an actuarial estimate, the amount of claims eventually paid for services provided prior to the balance sheet date could differ from the estimated liability, which could have a material adverse effect on the Company's financial statements. Any such differences are included in the consolidated statement of operations for the period in which the differences are identified.

Income Taxes

The Company's accounting for income taxes is in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that are recognized in the Company's financial statements in different periods than those in which the events are recognized in the Company's tax returns. The measurement of deferred tax liabilities and assets is based on current tax laws as of the balance sheet date. The Company records a valuation allowance related to deferred tax assets in the event that available evidence indicates that the future tax benefits related to the deferred tax assets may not be realized. A valuation allowance is required when it is more likely than not that the deferred tax assets will not be realized.

The Company's net deferred tax assets have been fully reserved since September 30, 1999, due to uncertainty about whether those net assets will be realized in the future. The uncertainty is primarily due to operating losses incurred by the Company during each of the three years ended December 31, 2000, and the existence of significant net operating loss carryforwards. The Company's deferred tax assets remain fully reserved as of December 31, 2001 for the same reasons.

The Company had a net loss for tax purposes for the year ended December 31, 2001, and its net deferred tax assets remain fully reserved, as discussed above. Accordingly, the Company recorded no income tax expense for the year ended December 31, 2001.

Income (Loss) Per Share

Income (loss) per share is presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings (loss) per share is based on the weighted average common shares outstanding, including the common shares into which the convertible preferred stock is convertible, but excluding the effect of other potentially dilutive securities. The number of basic common shares outstanding includes the common share equivalents of the convertible preferred stock, because the Company believes the convertible preferred stock is essentially equivalent to common stock, based on all the rights and preferences of both types of stock.

Summary of Results of Operations

The following table shows the Company's results of operations as a percentage of revenue, and is used in the year-to-year comparisons discussed below.

	Years Ended December 31,		
	2001	2000	1999
Premium revenue, net	**100.0%**	100.0%	100.0%
Health care services expense	**69.2**	70.5	72.3
Selling, general and administrative expense	**29.9**	32.1	36.4
Loss on impairment of assets	**–**	0.5	25.5
Operating income (loss)	**0.9**	(3.1)	(34.2)
Investment and other income	**1.2**	1.5	2.1
Interest expense	**(0.6)**	(5.0)	(6.1)
Income (loss) before income taxes, discontinued operations and extraordinary item	**1.5**	(6.6)	(38.2)
Income tax expense (benefit)	**–**	–	11.4
Income (loss) before discontinued operations and extraordinary item	**1.5**	(6.6)	(49.6)
Loss from discontinued operations	**–**	(2.6)	(4.5)
Extraordinary item	**13.3**	–	–
Net income (loss)	**14.8%**	(9.2)%	(54.1)%

Management's Discussion and Analysis of Financial Condition and Results of Operations – continued

2001 Compared to 2000

Premium revenue decreased by $12.4 million, or 12.8%, from $97.3 million in 2000 to $84.8 million in 2001. The average membership for which the Company provided dental coverage decreased by approximately 190,000 members, or 23.6%, from 805,000 members during 2000 to 615,000 during 2001. The decrease in the average number of members is primarily due to the loss of a number of customers during 2000 and at the beginning of 2001. The Company believes the loss of these customers was primarily due to the Company's poor financial condition in late 1999 and early 2000, large premium increases necessary for clients with high loss ratios, and customer service problems during 1999 and 2000. The Company believes it significantly improved its financial condition by completing the recapitalization transaction that was initiated in March 2000 (see Liquidity and Capital Resources below), and by implementing various cost reduction strategies during 2000 and 2001. The Company also implemented various operational improvements during 2000 and 2001, which it believes addressed and improved customer service. As a result, the Company believes its financial condition and level of customer service are no longer significant factors in its ability to retain its existing customers or to generate new customers. Premium revenue decreased by only 12.8% even though average membership decreased by 23.6%. This was primarily due to increases in premium rates, and a shift in the type of plan designs toward preferred provider ("PPO")/indemnity plan designs, which have higher premium rates than HMO plan designs. Substantially all of the Company's premium revenue was derived from dental benefit plans in 2001 and 2000. Premium revenue from vision benefit plans and other products was not material in 2001 or 2000.

Health care services expense decreased by $9.9 million, or 14.4%, from $68.6 million in 2000 to $58.7 million in 2001. Health care services expense as a percentage of premium revenue (the "loss ratio") decreased from 70.5% in 2000 to 69.2% in 2001. This decrease is primarily due to an increase in premium rates, and a reduction in certain types of non-standard payment arrangements to dental HMO providers. Those non-standard payment arrangements consisted primarily of discounted fee-for-service arrangements for dental services that are typically delivered through capitation arrangements, and minimum monthly capitation payments, regardless of the number of members enrolled with the provider. The Company reduced its expenses related to these non-standard arrangements by either negotiating a different arrangement with the providers, or terminating the arrangements and contracting with other providers. These factors were partially offset by a shift in the type of plan designs toward PPO/indemnity plan designs, which have a higher loss ratio than HMO plan designs. However, PPO/indemnity plan designs also have a higher amount of gross margin (premium revenue less health care services expense) per insured individual, and the Company believes they have significantly lower general and administrative expenses than HMO plan designs, as a percentage of premium revenue.

Selling, general and administrative ("SG&A") expenses decreased by $5.8 million, or 18.6%, from $31.2 million in 2000 to $25.4 million in 2001. SG&A expenses as a percentage of premium revenue decreased from 32.1% in 2000 to 29.9% in 2001. The decrease in SG&A expenses as a percentage of premium revenue is due to cost reductions implemented in several categories, including equipment rent, depreciation expense, telecommunications, property rent, and others. A portion of the decrease in SG&A expenses is due to decreases in broker commissions, internal commissions, and premium taxes, which are all related to the 12.8% decrease in premium revenue in 2001.

Loss on impairment of assets decreased from $450,000 in 2000 to zero in 2001. The loss on impairment in 2000 is due to an increase in the reserve related to notes receivable, as discussed in Note 5 to the accompanying consolidated financial statements.

Investment and other income decreased by $0.4 million, or 25.9%, from $1.4 million in 2000 to $1.1 million in 2001. This decrease is primarily due to a decrease in interest income from notes receivable, due to the liquidation of a majority of the Company's notes receivable during the past year, and a decrease in interest rates on fixed income investments. These factors were partially offset by realized gains on the sale of investments in the first quarter of 2001.

Total interest expense decreased by $4.4 million, or 89.7%, from $4.9 million in 2000 to $0.5 million in 2001. This decrease is primarily due to the recapitalization transaction that was completed effective January 31, 2001, which converted substantially all of the Company's debt to convertible preferred stock. See Note 7 to the accompanying consolidated financial statements for more information on this transaction.

The income (loss) before income taxes, discontinued operations and extraordinary item improved from a loss of $6.5 million, or 6.6% of premium revenue, in 2000, to income of $1.3 million, or 1.5% of premium revenue, in 2001. This improvement was primarily due to a $4.4 million decrease in interest expense, a $5.8 million decrease in SG&A expenses, and a decrease in the loss ratio from 70.5% in 2000 to 69.2% in 2001, which is equal to a $1.1 million decrease in health care services expense.

There was no income tax expense in 2001, and no income tax benefit in 2000. The Company had no current income tax expense in 2001 due to temporary differences between income before income taxes for accounting purposes and taxable income for tax purposes, which resulted in a net loss for tax purposes. There was also no deferred income tax expense or benefit in 2001, due to the valuation allowance against the Company's net deferred tax assets, as discussed in Note 9 to the accompanying consolidated financial statements. There was no income tax benefit in 2000 because the Company had previously used its loss carryback opportunities, and because of the valuation allowance against its net deferred tax assets.

The loss from discontinued operations decreased from $2.5 million in 2000 to zero in 2001. The loss in 2000 represents a reduction in the carrying value of the net assets related to certain dental and orthodontic practices, which the Company originally sold to an unrelated party in 1997 and 1998. These assets were resold to another unrelated party in October 2000, as discussed in Note 2 to the accompanying consolidated financial statements.

There was an $11.3 million extraordinary gain on the conversion of the Company's debt to convertible preferred stock in 2001. See Note 7 to the accompanying consolidated financial statements for more discussion of the extraordinary gain.

2000 Compared to 1999

Premium revenue increased by $1.0 million, or 1.1%, from $96.2 million in 1999 to $97.3 million in 2000. The average membership for which the Company provided dental coverage decreased by approximately 78,000 members, or 8.8%, from 883,000 members during 1999 to 805,000 during 2000. The decrease in the average number of members is primarily due to the loss of several customers during 2000. Premium revenue increased by 1.1% even though average membership decreased by 8.8%. This was primarily due to increases in premium rates, and a shift in the type of plan designs toward PPO/indemnity plan designs, which have higher premium rates than HMO plan designs, and HMO plan designs with higher benefit levels and higher premium rates. Substantially all of the Company's premium revenue was derived from dental benefit plans in 2000 and 1999. Premium revenue from vision benefit plans and other products was not material in 2000 or 1999.

Health care services expense decreased by $0.9 million, or 1.4%, from $69.5 million in 1999 to $68.6 million in 2000. The loss ratio decreased from 72.3% in 1999 to 70.5% in 2000. This decrease is primarily due to a decrease in the loss ratio in the dental benefit plans with HMO plan designs, which is primarily due to a reduction in certain types of non-standard payment arrangements to dental HMO providers during the first quarter of 2000. The decrease in the loss ratio related to HMO plan designs was partially offset by a shift in the type of plan designs toward PPO/indemnity plan designs, which have a higher loss ratio than HMO plan designs. However, PPO/indemnity plan designs also have a higher amount of gross margin (premium revenue less health care services expense) per insured individual, and the Company believes they have significantly lower general and administrative expenses than HMO plan designs, as a percentage of premium revenue.

SG&A expenses decreased by $3.9 million, or 11.0%, from $35.1 million in 1999 to $31.2 million in 2000. SG&A expenses as a percentage of premium revenue decreased from 36.4% in 1999 to 32.1% in 2000. The decrease in

SG&A expenses is primarily due to the following reasons. Salaries and benefits decreased due to a reduction in the number of employees during the first quarter of 2000, in connection with a consolidation of the Company's administrative services into a single location. The decrease is also partially due to a decrease in computer programming expenses, as the Company has completed several enhancements to its proprietary management information system that were in process during 1999. Part of the decrease is due to a decrease in amortization expense related to intangible assets. During the third quarter of 1999, the Company recorded a $24.6 million impairment loss to reduce the carrying values of its intangible assets to their estimated realizable values, which caused a decrease in amortization expense in 2000.

Loss on impairment of assets decreased from $24.6 million in 1999 to $450,000 in 2000. The loss on impairment in 1999 is primarily due to a reduction in the carrying value of the goodwill and non-compete covenants related to the acquisition of a Texas-based dental HMO company in 1996, and the acquisition of a Florida-based dental HMO company in 1997. The amount of the impairment loss was determined in accordance with Accounting Principles Board Opinion No. 17, as discussed in Note 5 to the accompanying consolidated financial statements. The loss on impairment in 2000 is due to an increase in the reserve related to notes receivable, as discussed in Note 5 to the accompanying consolidated financial statements.

Investment and other income decreased by $0.6 million, or 30.8%, from $2.0 million in 1999 to $1.4 million in 2000. This decrease was primarily due to net realized gains on the sale of investments of $1.2 million in 1999, compared to nearly zero in 2000. This was partially offset by an increase in interest income in 2000, primarily due to investment of the proceeds of the $8.0 million borrowing on March 1, 2000, as discussed in Note 7 to the accompanying consolidated financial statements.

Total interest expense decreased by $1.0 million, or 16.1%, from $5.9 million in 1999 to $4.9 million in 2000. This decrease is primarily due to $1.9 million of deferred loan costs that were charged to expense during 1999. This decrease was partially offset by interest expense and amortization of deferred loan costs in 2000, related to the $8.0 million borrowing on March 1, 2000, as discussed in Note 7 to the accompanying consolidated financial statements.

The loss before income taxes and discontinued operations decreased from $36.7 million, or 38.2% of premium revenue, in 1999, to $6.5 million, or 6.6% of premium revenue, in 2000. This decrease in the loss was primarily due to a $24.6 million loss on impairment of assets in 1999, a $3.9 million decrease in SG&A expenses, and a decrease in the loss ratio from 72.3% in 1999 to 70.5% in 2000, which is equal to a $1.8 million decrease in health care services expense.

Income tax expense decreased from $10.9 million in 1999 to zero in 2000. Income tax expense in 1999 primarily represents a charge to earnings to establish a deferred tax asset valuation allowance that was equal to the entire balance of the Company's net deferred tax assets. The Company recorded no income tax expense or benefit in 2000 due to the valuation allowance against its deferred tax assets. This valuation allowance was established due to uncertainty about whether the deferred tax assets will be realized in the future, primarily due to operating losses incurred by the Company in 1998, 1999 and 2000 and the existence of significant net operating loss carry-forwards. See Note 9 to the accompanying consolidated financial statements for more information.

The loss from discontinued operations decreased from $4.4 million in 1999 to $2.5 million in 2000. The losses in both 1999 and 2000 represent reductions in the carrying value of the net assets related to certain dental and orthodontic practices, which the Company originally sold to an unrelated party in 1997 and 1998. These assets were resold to another unrelated party in October 2000, as discussed in Note 2 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

The Company's net working capital improved from negative $50.9 million as of December 31, 2000, to positive $4.2 million as of December 31, 2001, primarily due to the conversion of $52.5 million of debt and accrued interest into convertible preferred stock, as discussed below. Excluding the obligations that were converted to equity, the Company's net working capital increased from $1.6 million as of December 31, 2000, to $4.2 million as of December 31, 2001. This improvement is primarily due to $3.1 million of income before depreciation and amortization, and before the extraordinary item, during the year ended December 31, 2001.

Net cash used by operating activities was $1.4 million in 2001, which was the result of $3.5 million of net cash provided by net income, as adjusted for non-cash items, as reflected on the accompanying consolidated statement of cash flows, which was partially offset by net cash used to reduce certain liabilities. In contrast, net cash used by operating activities in 2000 was also $1.4 million, but this was the result of $2.6 million of net cash used by the net loss in 2000, as adjusted for non-cash items, as reflected on the accompanying consolidated statement of cash flows, which was partially offset by net cash provided by increases in certain liabilities. The $3.5 million of net cash provided by net income in 2001 was more than offset by $2.0 million of net cash used to reduce accrued expenses, $1.6 million used to reduce claims payable and claims incurred but not reported ("IBNR"), and $0.8 million used to reduce accounts payable. The significant improvement in the Company's operating results is discussed above under Results of Operations.

The reduction in accrued expenses in 2001 was primarily due to payments made to reduce the obligations assumed in connection with the re-sale of certain dental practices, as discussed in Note 2 to the accompanying consolidated financial statements. The reduction was also partially due to decreases in accrued premium taxes, accrued provider fees, and accruals for outside services, all of which are due to normal variations in the timing of payments. The reduction in claims payable and claims IBNR during 2001 was primarily due to a decrease in the Company's enrollment. The reduction in accounts payable in 2001 was primarily due to normal variations in the timing of disbursements by the Company.

Net cash provided by investing activities was $1.5 million during 2001, compared to $10.1 million of net cash used by investing activities in 2000. The net cash provided in 2001 consisted primarily of the proceeds from $1.3 million of payments received on notes receivable, which resulted from the Company's liquidation of its notes receivable in order to reduce collection risks. The net cash used in 2000 consisted primarily of the purchase of investments using the proceeds from the $8.0 million loan in March 2000. There was no significant cash provided by financing activities in 2001, compared to $11.3 million provided in 2000. The net cash provided by financing activities in 2000 consisted primarily of the proceeds from the $8.0 million loan in March 2000, and the increase in accrued interest that was converted to convertible preferred stock in 2001, as discussed below.

The Company's total short-term and long-term debt decreased from $48.0 million at December 31, 2000, to $265,000 at December 31, 2001, primarily due to the conversion of $47.5 million of debt into convertible preferred stock effective January 31, 2001. See Note 7 to the accompanying consolidated financial statements for information on the conversion of substantially all of the Company's debt into convertible preferred stock.

A summary of the Company's future commitments is as follows (in thousands):

	Due in 2002	Due in 2003	Due 2004 to 2006	Due Thereafter	Total
Contractual Obligations:					
Debt	$ 265	$ –	$ –	$ –	$ 265
Other long-term liabilities	–	199	592	180	971
Operating lease commitments, net	2,552	2,025	5,679	3,064	13,320
Total contractual obligations	$ 2,817	$ 2,224	$ 6,271	$ 3,244	$ 14,556
Other Commitments:					
Contingent liability for dental office leases assigned to other entities	$ 1,418	$ 1,280	$ 1,679	$ 24	$ 4,401
Contingent liability for subleased office space	278	130	43	–	451
Total other commitments	$ 1,696	$ 1,410	$ 1,722	$ 24	$ 4,852

If the entities to which the dental office leases have been assigned fail to make a significant amount of the lease payments, this could have a material adverse affect on the Company. See Note 8 to the accompanying consolidated financial statements for more information on other long-term liabilities, and see Note 10 for more information on operating lease commitments and contingent lease obligations.

The Company's primary source of funds is cash flows from operations and investment income. The Company believes that cash flows from operations and investment income will be adequate to meet the Company's cash requirements for at least the next twelve months, except for financing that may be required to complete potential acquisitions. The Company does not expect any significant changes in its cash requirements in the foreseeable future, except in connection with potential acquisitions. The Company believes it has adequate financial resources to continue its current operations for the foreseeable future. However, there can be no assurance that there will not be unforeseen events that could have a material adverse impact on the Company's financial position and the adequacy of its cash balances.

Recent Accounting Pronouncements

See Note 1 to the accompanying consolidated financial statements for a discussion of recent accounting pronouncements.

Impact of Inflation

The Company's operations are potentially impacted by inflation, which can affect premium rates, health care services expense, and selling, general and administrative expenses. The Company expects that its earnings will be positively impacted by inflation in premium rates, because premium rates for dental benefit plans in general have been increasing due to inflation in recent years. The Company expects that its earnings will be negatively impacted by inflation in health care costs, because fees charged by dentists and other dental providers have been increasing due to inflation in recent years. The impact of inflation on the Company's health care expenses is mitigated in the short-term by the fact that approximately 35% of total health care services expense consists of capitation (fixed) payments to providers. In addition, most of the Company's selling, general and administrative expenses are impacted by general inflation in the economy.

Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to risk related to changes in short-term interest rates, due to its investments in interest-bearing securities. As of December 31, 2001, the Company's total investments were approximately $16.8 million. Therefore, a one percentage-point change in short-term interest rates would have a $168,000 impact on the Company's annual investment income. The Company is not subject to a material amount of risk related to changes in foreign currency exchange rates.

Consolidated Balance Sheets

(in thousands, except share and per share data)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,497**	$ 1,381
Investments available-for-sale, at fair value	**13,956**	15,321
Accounts receivable, net of allowances of $508 in 2001 and $868 in 2000	**2,839**	2,778
Other current assets	**903**	1,788
Total current assets	**19,195**	21,268
Property and equipment, net of accumulated depreciation and amortization	**2,348**	2,843
Restricted investments available-for-sale, at fair value	**2,831**	2,700
Notes receivable, net of allowances of $467 in 2001 and $2,806 in 2000	**805**	1,750
Intangible assets, net of accumulated amortization of $254 in 2001 and $342 in 2000	**3,920**	4,154
Other assets	**226**	380
Total assets	**$ 29,325**	$ 33,095
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	**$ 3,168**	$ 3,986
Accrued interest, subject to conversion to equity	**–**	4,990
Other accrued expenses	**4,827**	6,457
Short-term debt, subject to conversion to equity	**–**	47,545
Other short-term debt	**265**	235
Claims payable and claims incurred but not reported	**5,905**	7,554
Deferred revenue	**823**	1,413
Total current liabilities	**14,988**	72,180
Long-term debt	**–**	265
Other long-term liabilities	**971**	1,079
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Convertible preferred stock and additional paid-in capital – $.01 par value; 1,000,000 shares authorized; 300,000 shares issued and outstanding in 2001, and none issued or outstanding in 2000; liquidation preference of $30 million	**41,250**	–
Common stock and additional paid-in capital – $.01 par value; 40,000,000 shares authorized; 8,065,000 shares and 8,022,000 shares issued in 2001 and 2000; 4,798,000 shares and 4,747,000 shares outstanding in 2001 and 2000	**21,552**	21,829
Retained earnings (accumulated deficit)	**(31,447)**	(44,254)
Accumulated other comprehensive income	**63**	119
Treasury stock, at cost	**(18,052)**	(18,123)
Total stockholders' equity (deficit)	**13,366**	(40,429)
Total liabilities and stockholders' equity (deficit)	**$ 29,325**	$ 33,095

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Premium revenue, net	$ 84,822	$ 97,251	$ 96,225
Health care services expense	58,692	68,568	69,528
Selling, general and administrative expense	25,391	31,203	35,072
Loss on impairment of assets	–	450	24,576
Operating income (loss)	739	(2,970)	(32,951)
Investment and other income	1,060	1,431	2,067
Interest expense on debt that was converted to equity in 2001	(402)	(4,801)	(5,610)
Other interest expense	(102)	(112)	(245)
Income (loss) before income taxes, discontinued operations and extraordinary item	1,295	(6,452)	(36,739)
Income tax expense	–	–	10,934
Income (loss) before discontinued operations and extraordinary item	1,295	(6,452)	(47,673)
Discontinued operations:			
Loss from assets transferred under contractual arrangements (net of income tax benefit of $2,087 in 1999)	–	(2,500)	(4,363)
Extraordinary item:			
Gain on conversion of debt to convertible preferred stock	11,251	–	–
Net income (loss)	$ 12,546	$ (8,952)	$ (52,036)
Basic net income (loss) per share:			
Income (loss) before discontinued operations and extraordinary item	$ 0.04	$ (1.36)	$ (10.04)
Loss from discontinued operations	–	(0.53)	(0.92)
Extraordinary item	0.35	–	–
Net income (loss)	$ 0.39	$ (1.89)	$ (10.96)
Weighted average basic shares outstanding	32,253	4,747	4,747
Diluted net income (loss) per share:			
Income (loss) before discontinued operations and extraordinary item	$ 0.04	$ (1.36)	$ (10.04)
Loss from discontinued operations	–	(0.53)	(0.92)
Extraordinary item	0.34	–	–
Net income (loss)	$ 0.38	$ (1.89)	$ (10.96)
Weighted average diluted shares outstanding	33,009	4,747	4,747

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands)	Number of Shares Preferred	Common Issued	Common Treasury	Preferred Stock and Additional Paid-in Capital	Common Stock and Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balances, January 31, 1999	–	8,022	(3,275)	$ –	$ 21,509	$ 16,734	$(354)	$(18,123)	$ 19,766
Net loss	–	–	–	–	–	(52,036)	–	–	(52,036)
Other comprehensive income:									
Net unrealized gains on investments available-for-sale, net of tax of $226							336		336
Total comprehensive income (loss)									(51,700)
Issuance of stock warrants [1]	–	–	–	–	320	–	–	–	320
Balances, December 31, 1999	–	8,022	(3,275)	–	21,829	(35,302)	(18)	(18,123)	(31,614)
Net loss	–	–	–	–	–	(8,952)	–	–	(8,952)
Other comprehensive income:									
Net unrealized gains on investments available-for-sale							137		137
Total comprehensive income (loss)									(8,815)
Balances, December 31, 2000	–	8,022	(3,275)	–	21,829	(44,254)	119	(18,123)	(40,429)
Net income	–	–	–	–	–	12,546	–	–	12,546
Other comprehensive income:									
Net unrealized losses on investments available-for-sale							(56)		(56)
Total comprehensive income									12,490
Issuance of preferred stock	300	–	–	41,250	–	–	–	–	41,250
Cancellation of stock warrants [1]	–	–	–	–	(320)	320	–	–	–
Repurchase of common stock	–	–	(10)	–	–	–	–	(10)	(10)
Reissuance of treasury stock in contribution to retirement plan	–	–	18	–	–	(59)	–	81	22
Exercise of stock options	–	43	–	–	43	–	–	–	43
Balances, December 31, 2001	**300**	**8,065**	**(3,267)**	**$41,250**	**$ 21,552**	**$(31,447)**	**$ 63**	**$(18,052)**	**$ 13,366**

[1] *These warrants were cancelled without being exercised as of January 31, 2001, in connection with the conversion of the Senior Notes Payable to convertible preferred stock, as discussed in Note 7.*

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 12,546	$ (8,952)	$ (52,036)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Loss from discontinued operations	–	2,500	4,363
Gain on conversion of debt to convertible preferred stock	(11,251)	–	–
Loss on impairment of assets	–	450	24,576
Bad debt expense	245	300	481
Depreciation and amortization	1,838	2,767	3,832
Write-off and amortization of deferred loan costs	24	339	1,954
Gain on liquidation of notes receivable	(175)	–	–
Gain on sale of investments	(101)	(18)	(1,200)
Gain on sale of property and equipment	–	(83)	–
Deferred income taxes	–	–	10,569
Contribution to retirement plan in the form of common stock	22	–	–
Changes in operating assets and liabilities:			
Accounts receivable	(306)	(100)	(114)
Other current assets	685	(667)	370
Accounts payable	(818)	424	(1,455)
Other accrued expenses	(2,034)	3,266	(61)
Claims payable and claims incurred but not reported	(1,649)	(1,092)	3,994
Deferred revenue	(469)	(562)	953
Net cash used in operating activities	(1,443)	(1,428)	(3,774)
Cash flows from investing activities:			
Purchase of investments available-for-sale	(15,599)	(42,477)	(13,267)
Proceeds from sale/maturity of investments available-for-sale	16,878	31,941	15,015
Purchase of property and equipment	(1,109)	(646)	(1,220)
Proceeds from sale of property and equipment	–	218	3,500
Payments received on notes receivable	1,320	1,305	518
Issuance of notes receivable	–	–	(500)
Decrease (increase) in other assets	58	(468)	(969)
Net cash provided by (used in) investing activities	1,548	(10,127)	3,077
Cash flows from financing activities:			
Borrowings on debt	–	8,000	–
Increase in accrued interest, converted to equity in 2001	321	3,783	1,207
Payments on debt	(235)	(255)	(2,594)
Repurchase of common stock	(10)	–	–
Exercise of stock options	43	–	–
Payment of other long-term liabilities	(108)	(231)	(48)
Net cash provided by (used in) financing activities	11	11,297	(1,435)
Net increase (decrease) in cash and cash equivalents	116	(258)	(2,132)
Cash and cash equivalents at beginning of year	1,381	1,639	3,771
Cash and cash equivalents at end of year	$ 1,497	$ 1,381	$ 1,639
Supplementary information:			
Cash paid during the year for interest	$ 315	$ 720	$ 4,189
Supplementary disclosure of non-cash activities:			
Debt converted into convertible preferred stock	41,250	–	–
Issuance of debt in exchange for cancellation of lease	–	500	–

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

SafeGuard Health Enterprises, Inc., a Delaware corporation (the "Company"), provides a wide range of dental benefit plans, vision benefit plans, and other related products. The Company's operations are primarily in California, Florida and Texas, but it also operates in several other states. The Company conducts its operations through several subsidiaries, one of which is an insurance company that is licensed in several states, and several of which are licensed as dental health maintenance organization ("HMO") plans in the states in which they operate. The Company provides dental benefits and other related products to approximately 625,000 individuals. The Company was founded as a not-for-profit entity in California in 1974, and was converted to a for-profit entity in 1982.

Under the dental HMO plan designs provided by the Company, a majority of the total health care services expense consists of capitation payments to dental service providers, which are fixed monthly payments for each covered individual. These capitation arrangements limit the amount of risk assumed by the Company. Under the dental preferred provider organization ("PPO")/indemnity plan designs provided by the Company, all health care services expense consists of claims that are paid each time a covered individual receives dental services. Under this type of plan design, the Company assumes all of the utilization risk. Capitation payments comprised 37%, 41% and 45% of the Company's total health care services expense during the years ended December 31, 2001, 2000 and 1999, respectively.

Basis of Presentation
The consolidated financial statements include all the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Business Segment Information
Management views certain geographic areas as separate operating segments, and therefore, measures the Company's operating results separately for each of those geographic areas. The Company provides essentially the same services in all of the geographic areas in which it operates. For financial reporting purposes, all the Company's operating segments are aggregated into one reporting segment, which provides dental benefit plans and other related products to employers, individuals and other purchasers.

Cash and Cash Equivalents
Investments with an original maturity of three months or less are included in cash equivalents.

Restricted Deposits and Minimum Net Worth Requirements
Several of the Company's subsidiaries are subject to state regulations that require them to maintain restricted deposits in the form of cash or investments. The Company had total restricted deposits of $2.8 million and $2.7 million as of December 31, 2001 and 2000, respectively.

In addition, several of the Company's subsidiaries are subject to state regulations that require them to maintain minimum amounts of statutory capital and surplus. The aggregate minimum statutory capital and surplus that is required with respect to all of the Company's subsidiaries that are subject to minimum capital and surplus requirements was approximately $10.6 million as of December 31, 2001. The aggregate statutory capital and surplus in these subsidiaries as of December 31, 2001, was approximately $11.2 million. As a result of these regulatory requirements, approximately $10.7 million of the Company's consolidated stockholders' equity as of December 31, 2001, was not available for the payment of dividends to the Company's stockholders. In addition, the amount of consolidated stockholders' equity that is available for dividends may be further restricted by the amount of cash and other liquid assets in the Company's non-regulated entities.

Investments
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its investments as "available-for-sale." Investments classified as available-for-sale are carried at fair value, based on quoted market prices, and unrealized gains and losses, net of applicable income taxes, are reported in stockholders' equity under the caption

"Accumulated other comprehensive income." In the event there was an unrealized loss on an investment that the Company believed to be a permanent loss, the loss would be reported in the statement of operations, instead of in a separate caption of stockholders' equity. As of December 31, 2001, there were no unrealized losses that the Company believed to be permanent losses.

Fair Value of Financial Instruments
The accompanying consolidated balance sheets include the following financial instruments as of December 31, 2001: cash and cash equivalents, investments, accounts receivable, notes receivable, accounts payable, accrued expenses, short-term and long-term debt, and other long-term liabilities. All of these financial instruments, except for notes receivable, long-term debt, and other long-term liabilities, are current assets or current liabilities. The Company expects to realize the current assets, and to pay the current liabilities, within a short period of time. Therefore, the carrying amount of these financial instruments approximates fair value. Notes receivable, which are long-term, have been written down to the Company's estimate of their net realizable value, which approximates fair value. Long-term debt and other long-term liabilities are stated at the present value of the expected future payments, which approximates fair value.

Property and Equipment
Property and equipment is recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is calculated based on the shorter of the estimated useful lives of the assets, or the length of the related lease. The Company uses the following useful lives to record depreciation expense: leasehold improvements – 5 to 10 years; computer hardware and software – 3 to 4 years; and furniture, fixtures and other office equipment – 5 to 7 years. The cost of maintenance and repairs is expensed as incurred, while significant improvements that extend the estimated useful life of an asset are capitalized. Upon the sale or other retirement of assets, the cost of any such assets and the related accumulated depreciation are removed from the books and any resulting gain or loss is recognized.

Intangible Assets
Intangible assets at December 31, 2001 consist entirely of goodwill related to the acquisition of a dental HMO company in 1996. This goodwill represents the excess of the purchase price of the acquired company over the fair value of the net assets acquired. The Company estimates that this goodwill has a useful life of 40 years from the date of acquisition of the related entity, and amortized the goodwill over that period during the three years ended December 31, 2001. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company's goodwill will not be amortized after December 31, 2001, but will be evaluated for possible impairment on an ongoing basis. See Note 5 for the Company's policy for assessing recoverability of goodwill and a discussion of a charge to earnings during 1999 for impairment of goodwill.

Long-Lived Assets
In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," long-lived assets are reviewed for events or changes in circumstances that indicate that their carrying values may not be recoverable. The Company's principal long-lived asset as of December 31, 2001 is goodwill. The Company evaluates its goodwill for impairment on an ongoing basis, primarily by comparing the present value of estimated future cash flows related to the goodwill to the carrying amount of the goodwill. See Note 5 for a discussion of impairment charges with respect to certain long-lived assets.

Recognition of Premium Revenue and Commission Expense
Premium revenue is recognized in the period during which dental coverage is provided to the covered individuals. Payments received from customers in advance of the related period of coverage are reflected on the accompanying consolidated balance sheet as deferred revenue.

In connection with its acquisition of new customers, the Company pays broker and consultant commissions based on a percentage of premium revenue collected. The Company also pays internal sales commissions, some of which are based on a percentage of premium revenue collected, and some of which consist of a one-time payment at the beginning of a customer contract. Commissions that are based on a percentage of premium revenue collected are recognized as expenses in the period in which the related premium revenue is recognized. Commissions that consist of a one-time payment at the beginning of a customer contract are recognized as expenses at the beginning of the related customer contract. As stated in SFAS No. 60, "Accounting and Reporting by Insurance Companies," commissions related to insurance contracts should be capitalized and charged to expense over the term of the customer contract, in proportion to premium revenue recognized. In the case of the PPO/indemnity insurance policies issued by the Company, the customers have the ability to cancel the policy at any time with 30 days advance written notice. Because of this ability, one-time commissions paid at the beginning of a customer contract are charged to expense at the beginning of the related customer contract.

Recognition of Health Care Services Expense

Capitation payments to providers are recognized as expense in the period in which the providers are obligated to deliver the related health care services. Other payments for health care services are recognized as expense in the period in which the services are delivered.

The estimated liability for claims payable and claims incurred but not reported is based primarily on the average historical lag time between the date of service and the date the related claim is paid by the Company, as well as the recent trend in the aggregate amount of incurred claims per covered individual. Since the liability for claims payable and claims incurred but not reported is necessarily an actuarial estimate, the amount of claims eventually paid for services provided prior to the balance sheet date could differ from the estimated liability. Any such differences are included in the consolidated statement of operations for the period in which the differences are identified.

Administrative Services Arrangements

The Company processed approximately $3.2 million, $3.2 million, and $2.0 million of dental claims under administrative services only ("ASO") agreements during the years ended December 31, 2001, 2000 and 1999, respectively. The revenue recognized by the Company from ASO agreements consists only of the ASO fees received from its clients, and the claims processed by the Company under ASO agreements are not included in the accompanying consolidated statements of operations.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," provides a choice of two different methods of accounting for stock options granted to employees. SFAS No. 123 encourages, but does not require, entities to recognize compensation expense equal to the fair value of employee stock options granted. Under this method of accounting, the fair value of a stock option is measured at the grant date, and compensation expense is recognized over the period during which the stock option becomes exercisable. Alternatively, an entity may choose to use the accounting method described in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation expense is generally recognized as long as the exercise price of each stock option is at least equal to the market price of the underlying stock at the time of the grant. If an entity chooses to use the accounting method described in APB No. 25, SFAS No. 123 requires that the pro forma effect of using the fair value method of accounting on its net income be disclosed in a note to the financial statements. The Company has chosen to use the accounting method described in APB No. 25. See Note 11 for the pro forma effect of using the fair value method of accounting for stock options.

Income Taxes

The Company's accounting for income taxes is in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that are recognized in the Company's consolidated financial statements in different periods than those in which the events are recognized in the Company's tax returns. The measurement of deferred tax liabilities and assets is based on current tax laws as of the balance sheet date. The Company records a valuation allowance related to deferred tax assets in the event that available evidence indicates that the future tax benefits related to the deferred tax assets may not be realized. A valuation allowance is required when it is more likely than not that the deferred tax assets will not be realized.

Related Party Transactions
The Company paid $200,000 and $117,000 of consulting fees to the chairman of its board of directors during the years ended December 31, 2001 and 2000, respectively. See Note 7 for information regarding the $8.0 million senior investor loan.

Use of Estimates in Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Income (Loss) Per Share
Income (loss) per share is presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings (loss) per share is based on the weighted average common shares outstanding, including the common shares into which the convertible preferred stock is convertible, but excluding the effect of other potentially dilutive securities. The number of basic common shares outstanding includes the common share equivalents of the convertible preferred stock, because the Company believes the convertible preferred stock is essentially equivalent to common stock, based on all the rights and preferences of both types of stock. Diluted earnings (loss) per share is based on the weighted average common shares outstanding, including the effect of all potentially dilutive securities. During the three years ended December 31, 2001, the potentially dilutive securities of the Company that were outstanding consisted entirely of stock options and warrants. Due to net losses incurred in the two years ended December 31, 2000, the outstanding stock options and warrants would have an anti-dilutive effect on diluted loss per share in each of these years. Accordingly, stock options and warrants are excluded from the calculation of diluted loss per share for each of these years. Therefore, the Company's diluted loss per share is the same as its basic loss per share for the two years ended December 31, 2000.

Recent Accounting Pronouncements
In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, which has the same title, revises the accounting and reporting standards for securitizations and other transfers of assets, and expands the disclosure requirements for such transactions. Under SFAS No. 140, consistent standards are provided for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The accounting requirements of SFAS No. 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities that occur after March 31, 2001, and must be applied prospectively. The adoption of SFAS No. 140 had no significant effect on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method of accounting. The adoption of SFAS No. 141 had no significant effect on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, which requires that goodwill established after June 30, 2001, not be amortized, and that amortization of goodwill that existed as of June 30, 2001, be ceased effective January 1, 2002. SFAS No. 142 also requires that all goodwill be evaluated for possible impairment as of the end of each reporting period, and establishes a new method of testing for possible impairment. SFAS No. 142 is effective on January 1, 2002, and as a result, the Company's goodwill amortization will cease effective January 1, 2002. The Company recorded $234,000 of amortization expense related to goodwill and identifiable intangible assets during the year ended December 31, 2001. The Company is currently evaluating whether the adoption of SFAS No. 142 will have any other significant effects on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 establishes accounting and reporting standards for the recognition and measurement of an asset retirement obligation and the associated asset retirement cost. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a significant effect on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets, and for reporting the results of discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of SFAS No. 144 will have a significant effect on its consolidated financial statements.

Reclassification
Certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation.

Note 2. Discontinued Operations

Accounting Treatment of Certain Sale Transactions
The Company sold all of its general dental practices in 1996 and 1997, and sold all of its orthodontic practices in 1998. Certain of the general dental practices and all of the orthodontic practices were sold to a single purchaser (the "Purchaser"), in exchange for $23.0 million of long-term promissory notes. Due to uncertainty about the Purchaser's ability to meet its commitments to the Company under the promissory notes, the Company did not treat the transactions with the Purchaser as sales for accounting purposes, notwithstanding the fact that these transactions were legally structured as sales. Accordingly, the related promissory notes were not reflected in the Company's financial statements. Instead, the historical cost of the net assets of the related general dental and orthodontic practices were reflected on the Company's balance sheet, and were stated at their estimated realizable value. The Company's financial statements did not reflect any gains on these sale transactions, and do not reflect any interest income on the related promissory notes. In the opinion of management, this accounting treatment appropriately reflects the economic substance of the transactions, as distinct from the legal form of the transactions. The Company recorded impairment charges with respect to the net assets of these dental and orthodontic practices in both 2000 and 1999 (see Note 5).

Sale of Discontinued Operations to New Purchaser
The Purchaser ultimately defaulted on its obligations to the Company, and in October 2000, the Company completed a transaction with the Purchaser and another third party (the "New Purchaser"), in which practices originally sold to the Purchaser were sold to the New Purchaser. In this transaction, the Purchaser transferred its interest in the dental and orthodontic practices to the New Purchaser, the New Purchaser paid $2.4 million to the Company and placed an additional $1.5 million in an escrow account for the benefit of the Company, and the Company agreed to pay certain obligations related to these practices. These obligations consisted primarily of payroll, dental office lease obligations, patient refunds, and the obligation to complete the orthodontic treatments for dental HMO patients who previously paid for the treatments in full. These obligations had to be paid in order to complete the transaction, were obligations of the Company as the member's dental HMO plan, or were obligations for which the Company could have been contingently liable in any event.

As of December 31, 2001, the Company has collected a substantial portion of the escrow account, and has satisfied a substantial portion of the obligations described above. However, the remaining amount of the escrow account that may be realized by the Company, and the ultimate cost of the obligations assumed by the Company are subject to various uncertainties, and are reflected on the accompanying consolidated balance sheet based on the Company's best estimates. This transaction resulted in a $2.5 million charge to earnings during 2000 to reduce the carrying value of the net assets of the dental and orthodontic practices to their estimated realizable value. See Note 5 for a discussion of impairment charges that were recognized in 2000 and 1999 in connection with this transaction.

Note 3. Investments

Gross realized gains on sales of investments were $101,000, $19,000, and $2,051,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Gross realized losses on sales of investments were zero, $1,000, and $851,000 for the years ended December 31, 2001, 2000, and 1999, respectively. The historical cost of specific securities sold is used to compute the gain or loss on the sale of investments. At December 31, 2001, the Company had net unrealized gains of $63,000, which is included in stockholders' equity under the caption "Accumulated other comprehensive income."

The Company's investments as of December 31, 2001 are summarized below (in thousands):

	Cost/ Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Classified as available-for-sale:				
U.S. government and its agencies	$ 2,757	$ 57	$ (2)	$ 2,812
State and municipal obligations	255	8	–	263
Other marketable debt securities	13,712	–	–	13,712
Total available-for-sale	$ 16,724	$ 65	$ (2)	$ 16,787

The maturity dates of the Company's investments as of December 31, 2001 are summarized below (in thousands):

	Cost/ Amortized Cost	Estimated Fair Value
Classified as available-for-sale:		
Due in 2002	$ 14,195	$ 14,204
Due in 2003	1,306	1,345
Due in 2004 and thereafter	1,223	1,238
Total available-for-sale	$ 16,724	$ 16,787

The Company's investments as of December 31, 2000 are summarized below (in thousands).

	Cost/ Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Classified as available-for-sale:				
U.S. government and its agencies	$ 14,472	$ 80	$ (1)	$ 14,551
State and municipal obligations	996	41	–	1,037
Other marketable debt securities	2,434	–	(1)	2,433
Total available-for-sale	$ 17,902	$ 121	$ (2)	$ 18,021

Note 4. Property and Equipment

The Company's property and equipment consists of the following (in thousands):

	December 31,	
	2001	2000
Leasehold improvements	**$ 841**	811
Furniture, fixtures and other equipment	**11,161**	10,082
Total, at cost	**12,002**	10,893
Less - accumulated depreciation and amortization	**(9,654)**	(8,050)
Total, net of accumulated depreciation and amortization	**$ 2,348**	$ 2,843

Note 5. Impairment of Assets

Assets of Discontinued Operations Transferred Under Contractual Arrangements
Assets of discontinued operations transferred under contractual arrangements consists of the historical cost of the net assets of certain general dental practices and certain orthodontic practices that were sold by the Company in 1998 and 1997 (see Note 2). During 1999, the Company reached an oral agreement with the purchaser of those practices (the "Purchaser") and another third party (the "New Purchaser"), under which the related promissory notes payable to the Company (the "Notes") would be liquidated. Under this agreement, the Purchaser would convey the dental and orthodontic practices that comprised the collateral for the Notes to the New Purchaser, in exchange for proceeds that would be paid to the Company in satisfaction of the Notes. Based on this oral agreement, the Company recorded a $4.4 million charge to earnings (net of income tax benefit of $2.1 million) during 1999 to reduce the carrying value of the net assets of the dental and orthodontic practices to their estimated realizable value. This charge is reflected on the Company's consolidated statement of operations under the caption "Loss from assets transferred under contractual arrangements."

In March 2000 the Company entered into a definitive agreement with respect to the transaction described above. In September 2000, the Company entered into a restructured agreement with respect to this transaction, which superseded the previous agreement. Based on the terms of the restructured agreement, and on the related transaction that was completed in October 2000, the Company recorded a $2.5 million charge to earnings during 2000 to reduce the carrying value of the net assets of the dental and orthodontic practices to their revised estimated realizable value. This charge is reflected on the Company's consolidated statement of operations under the caption "Loss from assets transferred under contractual arrangements."

Notes Receivable
The Company's notes receivable consist of promissory notes issued by the purchasers of certain general dental practices sold by the Company in 1996 and 1997, and are related to dental practices other than those sold to the Purchaser, as discussed in Note 2. The Company reviews the carrying amount of its notes receivable for possible impairment on an ongoing basis, based on the estimated collectibility of the notes. During 2000, the Company increased the reserve on its notes receivable by recording an impairment loss of $450,000, based on the recent payment history of the notes, its estimate of the ability of the issuers to repay the notes, its estimate of the financial condition of the dental practices that comprise the collateral for the notes, and its estimate of the value of the assets of those practices. There was no impairment loss recorded during 2001. As of December 31, 2001, the net carrying amount of the outstanding notes receivable was $805,000, which is based on the Company's estimate of the net realizable value of the promissory notes.

Intangible Assets
Management reviews for impairment of intangible assets that are used in the Company's operations on a periodic basis in accordance with APB No. 17, "Intangible Assets." Management deems a group of assets to be impaired if estimated discounted future cash flows are less than the carrying amount of the assets. Estimates of future cash flows are based on management's best estimates of anticipated operating results over the remaining useful life of the assets.

During 1999, the Company recognized impairment losses of $24.6 million based on estimated discounted cash flows to be generated by each of the Company's intangible assets. The impairment was recognized with respect to the goodwill and non-compete covenant related to the acquisition of a Texas-based dental HMO in September 1996 ($14.7 million), the goodwill and non-compete covenant related to the acquisition of a Florida-based dental HMO in May 1997 ($9.3 million), and the insurance license acquisition costs related to the acquisitions of two insurance companies in 1997 and 1992 ($0.6 million). There was no impairment loss recorded with respect to intangible assets during 2001 or 2000, and the Company believes there is no impairment of its intangible assets as of December 31, 2001.

Note 6. Claims Payable and Claims Incurred but not Reported

The Company is responsible for paying claims submitted by dentists for services provided to patients who have purchased dental coverage from the Company. The liability for claims payable and claims incurred but not reported is an estimate of the claims for services delivered prior to the balance sheet date, which have not yet been paid by the Company as of the balance sheet date. The estimate of claims payable and claims incurred but not reported is based primarily on the average historical lag time between the date of service and the date the related claim is paid by the Company, as well as the recent trend in the aggregate amount of incurred claims per covered individual. Since the liability for claims payable and claims incurred but not reported is necessarily an actuarial estimate, the amount of claims eventually paid for services provided prior to the balance sheet date could differ from the estimated liability. Any such differences are included in the consolidated statement of operations for the period in which the differences are identified.

The amounts included in the liability for claims payable and claims incurred but not reported in the accompanying consolidated financial statements are the same as the amounts included in the statutory financial statements that are filed with various state regulators by the Company's subsidiaries.

PPO/indemnity claims are related to services delivered to individuals covered under dental indemnity plan designs, some of which contain a PPO feature. Specialist referral claims are related to specialist services delivered to individuals covered under dental HMO plan designs. Other claims are related to primary care dental services delivered to individuals covered under dental HMO plan designs. A summary of the activity in the liability for each type of claim is shown below (in thousands).

		Dental HMO		
	PPO/ Indemnity Claims	Specialist Referral Claims	Other Claims	Total
Balance at January 1, 2000	$ 5,807	$ 1,988	$ 851	$ 8,646
Incurred claims related to:				
Current year – 2000	24,747	6,971	4,634	36,352
Prior years	226	(351)	(122)	(247)
Paid claims related to:				
Current year – 2000	(18,969)	(5,823)	(4,006)	(28,798)
Prior years	(6,033)	(1,637)	(729)	(8,399)
Balance at December 31, 2000	5,778	1,148	628	7,554
Incurred claims related to:				
Current year – 2001	23,582	6,047	4,161	33,790
Prior years	(834)	(138)	(204)	(1,176)
Paid claims related to:				
Current year – 2001	(19,330)	(4,955)	(3,600)	(27,885)
Prior years	(4,994)	(1,010)	(424)	(6,378)
Balance at December 31, 2001	$ 4,252	$ 1,092	$ 561	$ 5,905

The liability for claims payable and claims incurred but not reported is adjusted each year to reflect any differences between claims actually paid and previous estimates of the liability. During each of the years ended December 31, 2001 and 2000, the aggregate adjustments to the liability to reflect these differences, which are reflected in the above table, were not material.

Note 7. Notes Payable and Long-term Debt

Notes payable and long-term debt consisted of the following (in thousands):

	December 31,	
	2001	2000
Investor senior loan	**$ –**	$ 8,000
Revolving credit facility	**–**	7,045
Senior notes payable	**–**	32,500
Other	**265**	500
Total debt	**265**	48,045
Less – short-term portion	**(265)**	(47,780)
Long-term debt	**$ –**	$ 265

On March 1, 2000, the Company entered into a recapitalization transaction with an investor group (the "Investors"), the revolving credit facility lender (the "Bank"), and the holder of the senior notes payable (the "Senior Note Holder"). In this transaction, the Investors loaned $8.0 million to the Company in the form of an investor senior loan, due April 30, 2001. As part of this transaction, the Investors, the Bank, and the Senior Note Holder agreed to convert the $8.0 million investor senior loan, the outstanding balance of $7.0 million under the revolving credit facility plus accrued interest, and the $32.5 million of senior notes payable plus accrued interest, to convertible preferred stock, subject to regulatory approval and an increase in the authorized shares of the Company's common stock.

Effective as of January 31, 2001, the Company completed the conversion of the investor senior loan ($8.0 million), the outstanding balance under the revolving credit facility ($7.0 million), the senior notes payable ($32.5 million), and the accrued interest on the revolving credit facility and the senior notes payable ($5.3 million) into 300,000 shares of convertible preferred stock. The estimated value of the convertible preferred stock was $137.50 per share as of January 31, 2001, which is based on the closing price of the Company's common stock on January 31, 2001, which was $1.375 per share, and the fact that each share of convertible preferred stock is convertible into 100 shares of common stock. Based on this estimated value, the conversion transaction resulted in a pre-tax gain of $11.3 million, which is net of approximately $350,000 of transaction costs. There was no income tax effect related to this transaction, due to the Company's net operating loss carry-forwards for tax purposes, as discussed in Note 9. The Company's deferred tax asset related to net operating loss carryforwards is fully reserved, due to uncertainty about whether the deferred tax assets will be realized in the future, as discussed in Note 9.

See Note 11 for a description of the convertible preferred stock. As a result of the conversion transaction, the ownership interest of the previously existing common stockholders of the Company was reduced to approximately 14% of the common stock interests of the Company. In March 2000, in connection with the recapitalization transaction, the Company agreed to place four new directors, who represented the Investors, the Bank, and the Senior Note Holder, on its board of directors. Three of those directors were placed on the board in March 2000, and the fourth director was placed on the board as of January 31, 2001, at which time the Bank sold its interest in the Company to other existing stockholders. These four new directors constitute a majority of the board of directors, which currently has a total of seven members.

In 1999, in connection with a restructuring of the senior notes payable, the Company issued warrants to purchase 382,000 shares of its common stock for $4.51 per share to the Senior Note Holder. The Company estimated that the fair value of these warrants was $320,000, based on an option-pricing model. Accordingly, this amount was charged to interest expense and credited to additional paid-in capital during 1999. The warrants were cancelled without being exercised, in connection with the conversion of the senior notes payable into convertible preferred stock effective January 31, 2001. Accordingly, the estimated fair value of the warrants, which was $320,000, was debited to additional paid-in capital and credited to retained earnings during 2001.

Note 8. Other Long-term Liabilities

Other long-term liabilities consist primarily of accrued rent expense related to an office lease with monthly payments that increase over the term of the lease, deferred compensation payments to a former employee of a dental HMO company acquired by the Company in 1996, accrued lease obligations related to equipment that is no longer used by the Company, and security deposits collected in connection with subleases.

Annual maturities of other long-term liabilities are as follows, as of December 31, 2001 (in thousands):

2003	$ 199
2004	208
2005	192
2006	192
Thereafter	180
Total other long-term liabilities	$ 971

Note 9. Income Taxes

The Company's federal and state income tax expense (benefit) is as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Income tax expense from continuing operations:			
Current payable – Federal	**$ –**	$ –	$ 648
State	**–**	–	358
Deferred – Federal	**–**	–	6,613
State	**–**	–	3,315
Income tax expense from continuing operations	**–**	–	10,934
Income tax expense (benefit) from discontinued operations	**–**	–	(2,087)
Total income tax expense	**$ –**	$ –	$ 8,847

A reconciliation of the expected federal income tax expense (benefit) based on the statutory rate to the actual income tax expense (benefit) on the income (loss) from continuing operations is as follows (in thousands):

	Years Ended December 31,					
	2001		2000		1999	
	Amount	**%**	Amount	%	Amount	%
Expected federal income tax expense (benefit)	**$ 4,266**	**34.0%**	$ (2,194)	(34.0)%	$(12,491)	(34.0)%
State income tax expense (benefit), net of effect on federal income tax	**–**	**–**	–	–	1,903	5.2
Goodwill amortization and impairments	**35**	**0.3**	42	0.7	8,190	22.3
Other items	**855**	**6.8**	46	0.7	451	1.2
Expiration of net operating losses due to change of control	**6,774**	**54.0**	–	–	–	–
Change in valuation allowance	**(11,930)**	**(95.1)**	2,106	32.6	12,881	35.1
Actual income tax expense	**$ –**	**– %**	$ –	– %	$ 10,934	29.8%

Deferred tax assets and liabilities are related to the following items (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforward	**$ 3,567**	$ 13,651
Depreciation and amortization	**2,053**	3,384
Accrued expenses	**1,121**	1,965
Capital loss carryforward	**643**	–
Bad debt reserves on notes receivable	**219**	1,263
Bad debt allowance on accounts receivable	**218**	378
Other	**111**	42
Total deferred tax assets	**7,932**	20,683
Deferred tax liabilities:		
State income taxes	**910**	958
Prepaid expenses	**280**	211
Gain on sale of dental offices	**56**	898
Total deferred tax liabilities	**1,246**	2,067
Net deferred tax assets	**6,686**	18,616
Valuation allowance	**(6,686)**	(18,616)
Net deferred tax assets after valuation allowance	**$ –**	$ –

The income tax expense recorded by the Company for the year ended December 31, 2001, includes an adjustment to decrease the valuation allowance against its deferred tax assets. The income tax expense recorded for the year ended December 31, 2000, includes an adjustment to increase the valuation allowance against its deferred tax assets. The Company's net deferred tax assets, which were $6.7 million and $18.6 million as of December 31, 2001 and 2000, respectively, have been fully reserved since September 30, 1999, due to uncertainty about whether those net assets will be realized in the future. The uncertainty is primarily due to operating losses incurred by the Company during each of the three years ended December 31, 2000, and the existence of significant net operating loss carryforwards. The Company's deferred tax assets remain fully reserved as of December 31, 2001, for the same reasons.

Due to the conversion of outstanding debt into convertible preferred stock, as described in Note 7, there was a "change of control" of the Company for purposes of Internal Revenue Code Section 382, effective January 31, 2001. As a result, effective January 31, 2001, the amount of pre-existing net operating loss carryforwards that can be used to offset current taxable income on the Company's federal income tax return is limited to approximately $350,000 per year. As of December 31, 2001, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $9.0 million and $8.1 million, respectively, which are net of the amounts that will expire unused due to the change of control limitation. The federal and state net operating loss carryforwards will begin to expire in 2018 and 2003, respectively.

Note 10. Commitments and Contingencies

Lease Commitments

The Company leases administrative office space and office equipment under a number of operating leases. Rent expense was $3,465,000, $3,986,000, and $4,289,000 in 2001, 2000, and 1999, respectively. The Company has subleased certain of its office space to unrelated third parties, which office space is subject to lease agreements for which the Company remains contingently liable in the event the sublessees fail to make the lease payments. Future minimum rental payments required under non-cancelable operating leases are as follows, net of payments expected to be received pursuant to subleases (in thousands):

	Total Lease Obligation	Expected Sublease Payments	Net Contingent Obligation
2002	$ 2,830	$ (278)	$ 2,552
2003	2,155	(130)	2,025
2004	2,034	(43)	1,991
2005	1,850	–	1,850
2006	1,838	–	1,838
Thereafter	3,064	–	3,064
Total minimum payments	$ 13,771	$ (451)	$ 13,320

The Company has accrued all of the future lease payments related to certain leases for equipment that is no longer used by the Company. The Company has also accrued the excess of the future lease payments for office space that is no longer used by the Company, over the expected future collections of sublease payments related to that office space. The future lease payments that have been accrued are not included in the above summary of operating lease commitments.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. The Company believes all pending claims either are covered by liability insurance maintained by the Company or by dentists in the Company's provider network, or will not have a material adverse effect on the Company's consolidated financial position or results of operations. In December 1999, a stockholder lawsuit against the Company was filed, which alleged that the Company and certain of its officers violated certain securities laws by issuing a series of alleged false and misleading statements concerning the Company's publicly reported revenues and earnings during a specified class period. On September 12, 2000, after the plaintiffs had filed a first amended complaint, the Federal District Trial Court dismissed the lawsuit with prejudice, stating that the plaintiffs had failed to state a claim against the Company and its officers. On October 6, 2000, the plaintiffs filed an appeal of the dismissal of the lawsuit, and the dismissal was overturned on February 22, 2002. The case was remanded back to the District Court with instructions to allow the plaintiff to file a second amended complaint. The Company has directors and officers liability insurance, and intends to vigorously defend any second amended complaint that may be filed by the plaintiff. In the opinion of management, the ultimate outcome of this litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Contingent Lease Obligations

The Company sold all of its general dental practices and orthodontic practices in 1996, 1997 and 1998, as discussed in Note 2. The Company also re-sold certain of these practices in October 2000, after the original purchaser of a number of these practices defaulted on its obligations to the Company, as discussed in Note 2. In connection with the sale and re-sale of those practices, all of the office lease agreements related to those practices have been assigned to the respective purchasers of those practices, except for three of the leases. The Company is currently in the process of obtaining assignments for the remaining three leases, although there can be no assurance that it will be successful in doing so.

In the case of the assigned leases, the Company is secondarily liable for the lease payments in the event the purchasers of those practices fail to make the payments. As of December 31, 2001, the total of the minimum annual payments under these leases was approximately $1.5 million, and the aggregate contingent liability of the Company related to these leases was approximately $4.4 million over the terms of the lease agreements, which expire at various dates through 2007. Management has not been notified of any defaults under these leases that would materially affect the Company's consolidated financial position. The aggregate contingent lease obligation of $4.4 million excludes $175,000 of estimated lease obligations that have been accrued as of December 31, 2001, due to an expected failure by one of the entities to make the lease payments under a lease that was assigned to that entity by the Company. This estimated lease obligation is included in the accompanying consolidated balance sheet under the caption "Other accrued expenses."

The Company remains primarily liable for the three lease agreements that have not yet been assigned, although the purchasers of the related practices have agreed to make all of the remaining payments under those leases. The lease commitments related to these three leases are included in the above summary of lease commitments in this Note 10.

Employment Agreement Commitments
The Company has entered into employment agreements with several members of its management. Under each of these employment agreements, if the employee is terminated without cause, the Company would be obligated to make a severance payment equal to between 50% and 100% of the employee's annual salary, depending upon the timing of the termination in relation to the expiration of the employment agreement. The total of the annual salaries under these employment agreements is approximately $1.7 million.

Employee Retirement Plan
The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Under the Plan, employees are permitted to make contributions to a retirement account through payroll deductions from pre-tax earnings. Employees are fully vested in contributions made from payroll deductions. In addition, the Company may, at its discretion, make additional contributions to the Plan. The Company made $51,000 of matching contributions to the Plan for the year ended December 31, 2001, in the form of 33,000 shares of its common stock. Of the total of 33,000 shares of common stock contributed, 18,000 shares were contributed in 2001, and an additional 15,000 shares were contributed in 2002, the value of which is included in accrued expenses as of December 31, 2001. Employees become vested in the matching contributions at the rate of 20% per year during the first five years of employment with the Company, with employees receiving credit for past years of service. There are no restrictions on the ability of employees to liquidate the Company's common stock that is credited to their account, except for vesting requirements. The Company made no contributions to the Plan during the two years ended December 31, 2000.

Professional Liability Insurance
The Company maintains professional liability insurance that covers losses on a claims made basis.

Government Regulation
The dental benefits industry is subject to extensive state and local laws, rules and regulations. Each of the Company's operating subsidiaries is subject to various requirements imposed by state laws and regulations related to the operation of a dental HMO plan or a dental insurance company, including the maintenance of a minimum amount of net worth by certain subsidiaries. In addition, regulations applicable to dental benefit plans could be changed in the future. There can be no assurance that the Company will be able to meet all applicable regulatory requirements in the future.

Health Insurance Portability and Accountability Act of 1996 ("HIPAA")
HIPAA imposes responsibilities on the Company, including but not limited to, privacy notice requirements to members of the Company's benefit plans, the security and privacy of individually identifiable health information, the use of unique identifiers for all of the contractual relationships the Company has with members, providers and group and individual contract holders, the adoption of standardized electronic transaction code sets, and prevention of unauthorized use or disclosure of personal data maintained by the Company. The Company is in the process of developing policies and procedures to comply with these requirements and has provided privacy notices as required by HIPAA and the Gramm-Leach-Bliley Act. The total cost of compliance with HIPAA is not known at this time.

Liabilities Related to Dental and Orthodontic Practices
The Company has various liabilities in connection with the dental and orthodontic practices sold in October 2000, including but not limited to, the obligation to complete orthodontic treatments for certain dental HMO patients who previously paid for the treatments in full. The amount of these liabilities is subject to uncertainties and there can be no assurance that the ultimate amount of these liabilities will not exceed the amounts accrued on the Company's consolidated balance sheet as of December 31, 2001.

Note 11. Capital Stock

Convertible Preferred Stock

The convertible preferred stock does not accrue dividends of any kind. Each share of convertible preferred stock is convertible into 100 shares of common stock at the option of the holder. The convertible preferred stock entitles the holder to one vote for each share of common stock into which the preferred stock is convertible, with respect to all matters voted on by the common stockholders of the Company, except for the election of directors. The holders of the convertible preferred stock have the right to elect a total of five members of the board of directors, and the holders of the common stock have the right to elect the remaining two directors. The convertible preferred stock has a $30 million liquidation preference over the Company's common stock.

Stock Repurchases

As of December 31, 2001, the Company had 3,266,755 shares of treasury stock, which were acquired by the Company for an aggregate of $18.1 million. In December 2000, the board of directors of the Company authorized management to repurchase up to 500,000 shares of the Company's outstanding common stock, of which 10,000 shares had been repurchased as of December 31, 2001.

Stockholder Rights Plan

In March 1996, the board of directors of the Company declared a dividend of one right to purchase a fraction of a share of its Series A Junior Participating Preferred Stock, having rights, preferences, privileges and restrictions as designated, and under certain circumstances, other securities, for each outstanding share of the Company's common stock. The dividend was distributed to stockholders of record at the close of business on April 12, 1996. The Rights become exercisable upon the occurrence of certain defined events related to a possible change of control of the Company. The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 22, 1996, as amended, between the Company and American Stock Transfer and Trust Company, as Rights Agent. The Rights Agreement may be amended by the Company's board of directors without the approval of the Rights holders, at any time prior to the Rights becoming exercisable. The Rights Agreement was amended in March 2000 to specify that the recapitalization transaction initiated in March 2000 would not cause the Rights to become exercisable.

Stock Option Plan

The Company has a stock option plan (the "Plan") that authorizes the granting of both incentive and non-qualified stock options to purchase an aggregate of 3,000,000 shares of common stock. Either incentive or non-qualified stock options may be granted to executive officers and other employees of the Company. Only non-qualified stock options may be granted to non-employee directors of the Company. Under the Plan, the exercise price of any stock option granted must be at least equal to the market value of the Company's common stock on the date the option is granted. The Compensation and Stock Option Committee of the board of directors of the Company administers the Plan.

The following is a summary of activity in stock options:

	Years Ended December 31,		
	2001	2000	1999
Outstanding at beginning of year	**2,216,300**	755,300	769,800
Stock options granted	**805,000**	2,080,000	55,000
Stock options exercised	**(43,332)**	–	–
Stock options canceled	**(363,468)**	(619,000)	(69,500)
Outstanding at end of year	**2,614,500**	2,216,300	755,300
Exercisable at end of year	**616,107**	105,966	551,000
Weighted average exercise price of options granted	**$ 1.26**	$ 1.00	$ 3.72
Weighted average exercise price of options exercised	**1.00**	–	–
Weighted average exercise price of options canceled	**3.81**	9.96	12.70
Weighted average exercise price of options outstanding	**1.14**	1.53	9.88
Weighted average exercise price of options exercisable	**1.23**	10.39	10.39

The following is a summary of stock options outstanding as of December 31, 2001:

Range of Exercise Prices	Total Stock Options Outstanding: Number of Shares	Total Stock Options Outstanding: Weighted Average Remaining Life	Total Stock Options Outstanding: Weighted Average Exercise Price	Stock Options Exercisable: Number of Shares	Stock Options Exercisable: Weighted Average Exercise Price
$ 1.00 – 1.50	2,600,000	8.64 years	$ 1.08	601,607	$ 1.00
9.00 – 11.88	13,500	3.97 years	10.62	13,500	10.62
15.75	1,000	4.22 years	15.75	1,000	15.75
Total	2,614,500	8.61 years	$ 1.14	616,107	$ 1.23

The weighted average fair value of stock options granted was $1.13, $0.76, and $2.73 per share during the years ended December 31, 2001, 2000, and 1999, respectively. In accordance with SFAS No. 123, the following table shows the pro forma effect of using the fair value method of accounting for stock options granted to employees (in thousands, except per share amounts):

	Years Ended December 31,		
	2001	2000	1999
Net income (loss), as reported	**$ 12,546**	$ (8,952)	$ (52,036)
Pro forma net income (loss)	**11,713**	(9,733)	(52,360)
Diluted income (loss) per share, as reported	**0.38**	(1.89)	(10.96)
Pro forma diluted income (loss) per share	**0.35**	(2.05)	(11.03)

SFAS No. 123 requires a publicly-traded entity to estimate the fair value of stock-based compensation by using an option-pricing model that takes into account certain facts and assumptions. The facts and assumptions that must be taken into account are the exercise price, the expected life of the option, the current stock price, the expected volatility of the stock price, the expected dividends on the stock, and the risk-free interest rate. The option-pricing models commonly used were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the stock options granted by the Company. The Company estimated the fair value of each stock option as of the date of grant by using the Black-Scholes option-pricing model. The facts and assumptions used to determine the fair value of stock options granted were: an average expected life of four years; expected volatility of 160% in 2001, 184% in 2000, and 97% in 1999; no expected dividends; and a risk-free interest rate of approximately 3.8% in 2001, and 6.0% in 2000 and 1999. The assumptions regarding the expected life of the options and the expected volatility of the stock price are subjective, and these assumptions greatly affect the estimated fair value amounts.

Note 12. Investment and Other Income

Investment and other income consists of the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Net realized gains on sale of investments	**$ 101**	$ 18	$ 1,200
Interest income	**945**	1,330	932
Other, net	**14**	83	(65)
Total investment and other income	**$ 1,060**	$ 1,431	$ 2,067

Notes to Consolidated Financial Statements – continued

Note 13. Unaudited Selected Quarterly Information

Quarterly Results of Operations

Unaudited quarterly results of operations for the years ended December 31, 2001 and 2000 are shown below (in thousands, except per share data). The unaudited quarterly results should be read in conjunction with the accompanying audited consolidated financial statements.

Year ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Premium revenue, net	$ 21,643	$ 21,452	$ 20,831	$ 20,896
Health care services expense	15,187	14,914	14,456	14,135
Selling, general and administrative expense	6,534	6,453	6,062	6,342
Operating income (loss)	(78)	85	313	419
Investment and other income	435	255	213	157
Interest expense on debt that was converted to equity in 2001	(402)	–	–	–
Other interest expense	(32)	(30)	(31)	(9)
Income (loss) before income taxes and extraordinary item	(77)	310	495	567
Income tax expense	–	–	–	–
Income (loss) before extraordinary item	(77)	310	495	567
Extraordinary item:				
Gain on conversion of debt to convertible preferred stock	11,251	–	–	–
Net income	$ 11,174	$ 310	$ 495	$ 567
Basic net income per share:				
Income before extraordinary item	$ –	$ 0.01	$ 0.01	$ 0.02
Extraordinary item	0.45	–	–	–
Net income	$ 0.45	$ 0.01	$ 0.01	$ 0.02
Weighted average basic shares outstanding	24,738	34,740	34,753	34,781
Diluted net income per share:				
Income before extraordinary item	$ –	$ 0.01	$ 0.01	$ 0.02
Extraordinary item	0.45	–	–	–
Net income	$ 0.45	$ 0.01	$ 0.01	$ 0.02
Weighted average diluted shares outstanding	24,738	35,502	35,542	35,564

Year ended December 31, 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Premium revenue, net	$ 24,463	$ 24,173	$ 24,639	$ 23,976
Health care services expense	17,738	17,710	17,572	15,548
Selling, general and administrative expense	8,413	7,119	7,436	8,235
Loss on impairment of assets	–	–	–	450
Operating income (loss)	(1,688)	(656)	(369)	(257)
Investment and other income	259	378	478	316
Interest expense on debt that was converted to equity in 2001	(1,015)	(1,202)	(1,287)	(1,297)
Other interest expense	(17)	(18)	(53)	(24)
Income (loss) before income taxes and discontinued operations	(2,461)	(1,498)	(1,231)	(1,262)
Income tax expense	–	–	–	–
Income (loss) before discontinued operations	(2,461)	(1,498)	(1,231)	(1,262)
Discontinued operations:				
Loss from assets transferred under contractual arrangements	–	–	(1,750)	(750)
Net income (loss)	$ (2,461)	$ (1,498)	$ (2,981)	$ (2,012)
Basic and diluted net income (loss) per share:				
Income (loss) from continuing operations	$ (0.52)	$ (0.32)	$ (0.26)	$ (0.26)
Income (loss) from discontinued operations	–	–	(0.37)	(0.16)
Net income (loss)	$ (0.52)	$ (0.32)	$ (0.63)	$ (0.42)
Weighted average basic and diluted shares outstanding	4,747	4,747	4,747	4,747

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Write-offs	Balance at End of Year
Year ended December 31, 1999:					
Allowance for doubtful accounts:					
Accounts receivable	$ 1,942	$ 481	$ –	$ (1,369)	$ 1,054
Long-term notes receivable	$ 2,020	$ 1,819	$ –	$ –	$ 3,839
Year ended December 31, 2000:					
Allowance for doubtful accounts:					
Accounts receivable	$ 1,054	$ 300	$ –	$ (486)	$ 868
Long-term notes receivable	$ 3,839	$ 450	$ –	$ (1,483)	$ 2,806
Year ended December 31, 2001:					
Allowance for doubtful accounts:					
Accounts receivable	**$ 868**	**$ 245**	**$ –**	**$ (605)**	**$ 508**
Long-term notes receivable	**$ 2,806**	**$ –**	**$ –**	**$ (2,339)**	**$ 467**

Independent Auditors' Report

To the Board of Directors and Stockholders of SafeGuard Health Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of SafeGuard Health Enterprises, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the consolidated financial statement schedule on Valuation and Qualifying Accounts for the years ended December 31, 2001, 2000, and 1999, included in this Annual Report. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of SafeGuard Health Enterprises, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

Costa Mesa, California
March 7, 2002

Directors and Officers

Board of Directors

Steven J. Baileys, DDS
Chairman of the Board of Directors
SafeGuard Health Enterprises, Inc.
Aliso Viejo, CA

James E. Buncher
President and Chief Executive Officer
SafeGuard Health Enterprises, Inc.
Aliso Viejo, CA

Ronald I. Brendzel, JD
Senior Vice President, General Counsel and Secretary
SafeGuard Health Enterprises, Inc.
Aliso Viejo, CA

Dennis L. Gates, CPA
Senior Vice President and Chief Financial Officer
SafeGuard Health Enterprises, Inc.
Aliso Viejo, CA

Jack R. Anderson(1)
President
Calver Corporation
Dallas, TX

Stephen J. Blewitt(1)
Senior Managing Director
John Hancock Life Insurance Company
Boston, MA

Leslie B. Daniels(1)
Managing Director
CAI Advisors & Co.
New York, NY

(1)*Member, Compensation and Stock Option Committee, and Audit Committee*

Executive Officers

James E. Buncher
President and Chief Executive Officer

Stephen J. Baker
Executive Vice President and Chief Operating Officer

Ronald I. Brendzel, JD
Senior Vice President, General Counsel and Secretary

Dennis L. Gates, CPA
Senior Vice President and Chief Financial Officer

Kenneth E. Keating
Vice President, Marketing and Chief Marketing Officer

Barbara Lucci
Vice President, Service Center Operations

John F. Steen
Vice President, Development and Chief Development Officer

Mik L. Summers
Vice President, Information Services and Chief Information Officer

Michael B. Sutherland, DDS
Vice President, Provider Relations and Dental Director

Corporate Information

Independent Auditors
Deloitte & Touche LLP
Costa Mesa, CA

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, NY

Corporate Headquarters
SafeGuard Health Enterprises, Inc.
95 Enterprise
Suite 100
Aliso Viejo, CA 92656-2605
Telephone: (949) 425-4300
Fax: (949) 425-4586

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Corporate Secretary, SafeGuard Health Enterprises, Inc., 95 Enterprise, Suite 100, Aliso Viejo, CA 92656-2605.

Common Stock
SafeGuard's common stock is traded on the National Association of Securities Dealers Over the Counter Bulletin Board under the symbol SFGD.

The table below sets forth the high and low sale prices of the Company's common stock each calendar quarter. The prices shown are based on transactions between market makers in the Company's common stock and do not necessarily represent transactions between non-dealer principals.

	High	Low
2001		
First Quarter	**$ 2.75**	**$ 0.88**
Second Quarter	**1.80**	**1.25**
Third Quarter	**2.00**	**1.15**
Fourth Quarter	**2.40**	**1.17**
2000		
First Quarter	$ 3.50	$ 0.41
Second Quarter	1.50	0.50
Third Quarter	0.91	0.40
Fourth Quarter	1.00	0.42

As of March 15, 2002, there were approximately 500 holders of the Company's common stock, including approximately 400 holders of record, and 21 holders of the Company's convertible preferred stock.

No cash dividends have been paid on the Company's common stock, and the Company does not expect to pay cash dividends during the foreseeable future. The Company's convertible preferred stock does not accrue dividends of any kind.



SafeGuard®

95 Enterprise
Suite 100
Aliso Viejo, CA 92656-2605
(949) 425-4300